OWENS CORNING

ONE OWENS CORNING PARKWAY

TOLEDO, OH 43659

Ron Ranallo

Vice President and Corporate Controller

August 24, 2007

Via Facsimile and EDGAR Submission

Mr. Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549-7010

Re:	Owens Corning

Form 10-K for Fiscal Year Ended December 31, 2006

Form 10-Q for Fiscal Quarters Ended March 31, 2007 and June 30, 2007

SEC File No. 1-33100

Dear Mr. Decker:

On behalf of Owens Corning, a Delaware corporation (the “Company”), I submit the Company’s response to the Staff’s comments contained in your letter dated August 10, 2007 relating to the Company’s Form 10-K for the Fiscal Year ended December 31, 2006 (the “Form 10-K”) and Forms 10-Q for the Fiscal Quarters ended March 31, 2007 and June 30, 2007, SEC File No. 1-33100, filed with the Securities and Exchange Commission (the “Commission”) on March 14, 2007, May 2, 2007 and August 1, 2007, respectively. The Company’s responses to the Staff’s comments are set forth below. For ease of reference, the Staff’s comments are set forth below in their entirety.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006

General

1.	Where a comment below requests additional disclosures or other revisions, please show us what the revisions will look like in your supplemental response. All revisions should be included in your future filings, including your interim filings where appropriate.

OWENS CORNING

Rufus Decker

Accounting Branch Chief

August 24, 2007

Response:

As applicable below, we have provided the revised text in italics as it would have looked in the filings referenced in your comments. We confirm that such revisions, with appropriate adjustments, will be included in our future filings where appropriate.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Items Affecting Comparability, page 27

2.	You indicate that excluding the items affecting comparability, income from operations improved to $569 million for fiscal 2006 compared to $544 million in 2005. Whenever a non-GAAP performance measure is included in a filing you should include a reconciliation of the non-GAAP performance measure to net income. Please provide the appropriate supporting disclosures including but not limited to a reconciliation of income from operations excluding items affecting comparability to net income for fiscal 2006, 2005 and 2004. See Item 10 (e)(1)(i)(A) to (B) of Regulation S-K.

Response:

In future filings, beginning with the Form 10-Q for the period ended September 30, 2007 the Company will revise the section titled “Items Affecting Comparability” to include a full reconciliation to net earnings as follows:

Items Affecting Comparability

Because of the nature of certain items related to our prior Chapter 11 proceedings, restructuring activities, business impairments and the employee emergence equity program, management does not find reported earnings before interest and taxes to be the most useful and transparent financial measure of the Company’s year-over-year operational performance. These items are related primarily to the Chapter 11 process and activities necessitated by our emergence from bankruptcy, including the employee emergence equity program, restructuring, and dispositions that are not the result of current operations of the Company. They also include costs incurred in connection with the evaluation of strategic alternatives, and costs incurred in connection with the proposed OCV reinforcements transaction.

Our management measures operating performance by excluding the items referenced in the preceding paragraph for various purposes, including reporting results of operations to the Board of Directors of the Company and analysis of performance and related employee compensation measures. Although management believes that these adjustments to earnings before interest and taxes provide a more meaningful representation of the Company’s operational performance,

OWENS CORNING

Rufus Decker

Accounting Branch Chief

August 24, 2007

our operating performance excluding these items should not be considered in isolation or as a substitute for earnings before interest and taxes prepared in accordance with accounting principles generally accepted in the United States.

A reconciliation of the items impacting the year-over-year comparability of reported earnings before interest and taxes is set forth in the table below (in millions):

	COMBINED	Successor	Predecessor
	Twelve Months Ended Dec. 31, 2006	Two Months Ended Dec. 31, 2006	Ten Months Ended Oct. 31, 2006	Twelve Months Ended Dec. 31, 2005	Twelve Months Ended Dec. 31, 2004
NET EARNINGS (LOSS)	$8,075	$(65)	$8,140	$(4,099)	$204
Minority interest and equity in net earnings (loss) of affiliates	(4)	(4)	—	(4)	(8)

EARNINGS (LOSS) BEFORE MINORITY INTEREST AND EQUITY IN NET EARNINGS OF AFFILIATES	8,079	(61)	8,140	(4,095)	212
Income tax expense (benefit)	997	(28)	1,025	(387)	227

EARNINGS (LOSS) BEFORE INCOME TAX EXPENSE	9,076	(89)	9,165	(4,482)	439
Gain on settlement of liabilities subject to compromise	(5,864)	—	(5,864)	—	—
Fresh-start accounting adjustments	(3,049)	—	(3,049)	—	—
Interest expense, net	270	29	241	739	(12)

EARNINGS (LOSS) FROM OPERATIONS	$433	$(60)	$493	$(3,743)	$427

Adjustments to remove items impacting comparability:
Provision (credit) for asbestos litigation claims (recoveries)	(13)	—	(13)	4,267	(24)
Chapter 11-related reorganization items	55	10	45	45	54
Impact of inventory write-up	44	44	—	—	—
In-process research and development	21	21	—	—	—
Restructuring and other (credits) charges	55	44	11	(18)	(5)
Gain on sale of metals	(45)	—	(45)	(7)	—
OCV Reinforcements transactions costs	13	6	7	—	—
Employee emergence equity program	6	6	—	—	—

Total adjustments to remove items impacting comparability	136	131	5	4,287	25
ADJUSTED EARNINGS FROM OPERATIONS	$569	$71	$498	$544	$452

OWENS CORNING

Rufus Decker

Accounting Branch Chief

August 24, 2007

Results of Operations, page 34

3.	You indicate that for the readers’ convenience, the Successor two months ended December 31, 2006 and the Predecessor ten months ended October 31, 2006 have been combined and are collectively referred to as fiscal 2006. Please do not present or discuss the combined results of your Predecessor and Successor below the gross profit line item. For amounts below the gross profit line, it is more appropriate to discuss the separate historical results of your Predecessor and the Successor, individually. Please revise your MD&A accordingly.

Response:

In response to the Staff’s comment, the Company respectfully notes that it believes that the combination of the Predecessor and the Successor financial statements in the MD&A is useful for an investor in order to gain a full understanding of the Company’s financial condition and to provide a comparable year over year view of the Company’s results for all line items. In this respect, the Company notes that in its discussions with investors it became clear that, if the Company did not provide such combined results, many investors would calculate such information themselves and be left to interpret such information without the benefit of the Company’s explanation and warnings. Faced with this situation, the Company elected to provide such information for the convenience of all investors and, in doing so, attempted to clearly indicate the nature of such information by stating in multiple locations (e.g. pages 27, 34 and 40) that such information was being provided “for the reader’s convenience” and that “GAAP financial statements do not straddle the Effective Date because in effect the Successor represents a new entity.” In addition, the Company has included cautionary language about the non-comparability of Predecessor and Successor information in other portions of the Form 10-K (e.g. the second risk factor appearing on page 15) as well as information concerning the causes of non-comparability (e.g. discussion of fresh-start accounting on page 55). The Company believes that the combination complies with Instruction (1) to paragraph 303 (a) of Regulation S-K which requires the registrant use year over year comparisons or any other format that in the registrant’s judgment enhance a reader’s understanding. In researching the MD&A included in filings by other registrants who have emerged from bankruptcy, we found that other registrants have taken a similar approach in combining Predecessor and Successor periods to facilitate the readers’ understanding. The Company respectfully submits that, given the entirety of its disclosure package, the MD&A need not be revised.

OWENS CORNING

Rufus Decker

Accounting Branch Chief

August 24, 2007

Fiscal 2006 compared to Fiscal 2005, page 35

4.	Please expand/revise the discussion of your results of operations for each period presented to address the following:

•

Please provide a more comprehensive analysis of factors that impacted your net sales, gross margins, marketing and administrative expenses and interest expense. In addition, you should discuss known or anticipated trends that have had or may continue to have an impact on your results of operations. Your discussion and analysis should provide investors with sufficient information to understand historical trends and expectations for the future through the eyes of management.

Response:

We have reviewed our periodic filings in light of your comment. We respectfully note that the Company views the various sections of the MD&A, including overview, results of operations and segment results, as an integrated whole, and makes an effort to avoid unnecessary duplication. In the Company’s Form 10-K for the year ended December 31, 2006, the major factors and trends impacting the business were set forth separately in the overview section of the MD&A (e.g. pages 29-31 regarding historical factors and page 32 regarding future trends). We shaped the framework of our discussion based on SEC Interpretive Release No. 33-8350 which recommends the use of “an introductory section or overview that would facilitate a reader’s understanding.” The Company notes that it reorganized its MD&A in the Form 10-Q for the period ended June 30, 2007 in order to further eliminate duplication and better align the discussion with the headings used in order to enhance a reader’s understanding.

In preparing future filings, we will continue to consider major factors and trends in light of your comment and will expand the disclosure to include any additional factors or trends that would provide investors with sufficient information to understand historical trends and expectations for the future through the eyes of management.

•

Please quantify the impact of each factor you identify when multiple factors contribute to fluctuations. You should also ensure that you are explaining the majority of increases or decreases in each line item. For example, you indicate that the increase in net sales was primarily the result of favorable pricing in the Insulating Systems and Roofing and Asphalt segments combined with the Composite Solutions segment’s May 2006 acquisition, partially offset by lower volumes in the Roofing and Asphalt segment. You should quantify the portion of the increase related to each of these factors. Please refer to Item 303 of Regulation S-K, Section 501 of Financial Reporting Codification and SEC Interpretive Release No. 33-8350 dated December 19, 2003 for additional guidance.

OWENS CORNING

Rufus Decker

Accounting Branch Chief

August 24, 2007

Response:

As noted above, the Company views the MD&A as an integrated whole. In the Company’s Form 10-K for the year ended December 31, 2006, we expanded upon and quantified, to the extent material, in our textual discussion the factors impacting results within the segment results section of the MD&A. We shaped the framework of our discussion consistent with Instruction (8) to paragraph 303 (a) of Regulation S-K, which states “All that is required is a brief textual presentation of management’s views,” and with the SEC Interpretive Release No. 33-8350, which states “Quantitative disclosure should be considered and may be required to the extent material if quantitative information is reasonably available.” For example, in the Insulating Systems segment discussion on page 41 we stated, “Net sales for fiscal 2006 were $2.097 billion, a 6.1% increase from the 2005 level of $1.976 billion. This increase was primarily the result of the continued strong demand in the United States housing and remodeling markets during the first nine months of fiscal 2006, robust demand in the commercial and industrial market, and favorable pricing in major product categories, which allowed us to recover energy, material and transportation cost increases.”

In preparing future filings, we will continue to consider all increases and decreases in each line item in light of your comment and will quantify any material items that would provide investors with sufficient information to understand historical trends and expectations for the future through the eyes of management.

Financial Statements

10. Goodwill and Other Intangible Assets, page 134

5.	Please tell us how you determined that twenty years is the appropriate useful life of your technology in accordance with paragraph 11 of SFAS 142. Please provide us with your analysis that addresses all pertinent factors as outlined in paragraph 11 of SFAS 142.

Response:

The Company engaged a third-party valuation specialist to assist us in the Company’s determination of the useful lives of our technology. Within each of our various reporting units, the useful lives of the Company’s technology were determined to range from 10 years to 25 years. The Company then calculated a 20 year weighted average useful life of all technology.

OWENS CORNING

Rufus Decker

Accounting Branch Chief

August 24, 2007

In the analysis of our technology, certain procedures were performed and various factors were considered as follows:

•	Conducted discussions with business unit management to understand the technology and the economics of the business in each case.

•

Held discussions with management regarding the length of time the current technology has been in place, how long it is anticipated to continue to be utilized, and the likelihood of the emergence of new technology.

•	Performed analysis of the outstanding patents applicable to the developed technology, which specifically included:

¡	Identification of the patents that contribute to the underlying technologies’ value,

¡	Verifying the remaining term on these contributing patents, and

¡	Obtaining an understanding of the impact on cash flows resulting from ownership of the patent.

•	Assessed the expected product life cycle associated with the developed technologies.

•	Examined the life cycle of similar technologies utilized in the past.

•

Reviewed general economic factors surrounding the business including, but not limited to, historical, current and expected profitability, barriers to competition, technological developments in the industry, a review of similar technologies offered by competitors, and anticipated regulatory constraints (expected changes in component materials).

•	Evaluated the historical and expected amounts and timing of ongoing investment required to achieve the anticipated cash flows associated with the technology.

The Company concluded that in many cases the technologies associated with our products have been long standing technologies that are slow to change, are related to incremental advancements in materials science and are applied in product categories that are highly competitive based on price. Consistent with paragraph 11(b) of SFAS 142, the determination of the useful lives of the technology was based upon the expected service life of the products for which it was designed.

6.	Please provide us with a comprehensive explanation of how you determined the value assigned to your indefinite-lived trademarks. Please also tell us the basis for your conclusion that your trademarks have an indefinite life. Refer to paragraphs 9 and 11 of SFAS 142.

OWENS CORNING

Rufus Decker

Accounting Branch Chief

August 24, 2007

Response:

Per paragraph 9 of SFAS 142, intangible assets are to be initially recognized and measured based on their fair value. The Company engaged a third-party valuation specialist to assist us in our determination of the fair values of the Company’s trademarks. A variant of the income approach, the relief-from-royalty method, was used in the determination. The basis of this method assumed that, by virtue of having ownership of its trademarks as opposed to a license to use them, the Company is relieved from having to pay a royalty for use of the trademarks on its own products. The computed present value of the after-tax cost savings indicates the value of the trademarks.

The first step in the relief-from-royalty method is to estimate a fair royalty rate for each trademark to be valued. Royalty rates were estimated based on a profit margin split analysis and discussions with business unit management, as a search for suitable market data of licensed trademarks within the industry did not return reasonable comparisons to the Company’s trademarks. The estimated fair royalty rates were then applied to the appropriate levels of forecasted net revenues of the trademarked products to calculate the royalty savings attributable to the ownership of the trademarks. The savings were then computed on an after-tax basis and appropriate discount rates were applied to arrive at the after-tax royalty savings. Additionally, the present value of the tax savings attributable to the amortization of the fair value of the trademarks over their tax life was computed and included in the fair values of the trademarks.

As there are no such restrictions on the use of the trademarks, and an analysis of revenue growth, market share, advertising and marketing dollars spent on the trademarks, brand expansion opportunities, and product lifecycles provided evidence that the trademarked products will generate cash flows for the Company for an indefinite period of time, the Company determined the lives of the trademarks to be indefinite in accordance with paragraph 11 of SFAS 142.

13. Leases, page 138

7.	Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with SFAS 13 and FTB 88-1. Paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should be included in your minimum lease payments.

OWENS CORNING

Rufus Decker

Accounting Branch Chief

August 24, 2007

Response:

The Company’s policy regarding operating leases with step rent provisions and other escalation clauses is to include these increases in the minimum lease payments, and recognize the minimum lease payments on a straight-line basis over the lease term in accordance with SFAS 13. The Company’s future filings beginning with the Form 10-K for the year ended December 31, 2007 will clearly state this policy as follows:

The Company leases certain equipment and facilities under operating leases expiring on various dates through 2025. Some of these leases include cost-escalation clauses. Such cost-escalation clauses are recognized on a straight-line basis over the lease term.

The Company notes that it does not have material leases with capital improvement funding or other lease concessions.

17. Debt, page 141

8.	On page 37 and in this footnote you indicate that you have a registration rights agreement. Please disclose how you accounted for the registration rights related to your Senior Notes. Please tell us what consideration you gave to EITF 00-19, FAS 133 and EITF 05-4 in your analysis of the accounting for your registration rights. Please also disclose the maximum cash penalty under the registration rights agreement, as applicable. Please also disclose any additional penalties resulting from delays after the agreed upon time frames.

Response:

The Company accounted for the provisions of the registration rights agreement in accordance with SFAS 5 as prescribed by FSP EITF 00-19-2. SFAS 5 requires a loss to be accrued if it is both probable and reasonably estimable.

The Company considered EITF 00-19, SFAS 133 and EITF 05-4 as they related to the registration rights agreement associated with its Senior Notes as follows:

•

EITF 00-19 is applicable to financial instruments indexed to a Company’s own stock. The Company’s registration rights agreement was not indexed to our own stock as defined in EITF 01-6, but rather required that if the Senior Notes were not registered with the Commission within a specified time period the Company would incur a penalty of 0.25 percent per annum of the Note for the first 60 days beginning on the default date, and 0.50 percent per annum thereafter. Therefore, the Company concluded that EITF 00-19 did not apply to the registration rights agreement.

OWENS CORNING

Rufus Decker

Accounting Branch Chief

August 24, 2007

•

Paragraph 6(c) of SFAS 133 states that to be a derivative a financial instrument or other contract must require or permit net settlement. The Company referred to paragraph 9 of SFAS 133 which further describes the term “net settlement”, and determined that its registration rights agreement did not meet such criteria. Therefore, the Company concluded that the agreement was not a derivative.

•	EITF 05-4 pertains to freestanding financial instruments subject to EITF 00-19, which was determined to not be applicable to the Company’s registration rights agreement as described above.

The Company filed its registration statement with the Commission on April 13, 2007, and paid the required additional interest to its Noteholders. The total additional interest was immaterial to the Company’s financial statements.

20. Contingent Liabilities and Other Matters, page 155

Environmental Liabilities, page 156

9.	We note that you estimate a reserve to reflect environmental liabilities that have been asserted or are probable of assertion, for which the liabilities are probable and reasonably estimable. If true, please confirm that additional losses related to these pending claims are not reasonably possible. If not, please revise your discussion to include each of the disclosures required by paragraph 10 of SFAS 5 and question 2 in SAB Topic 5:Y.

Response:

In response to the Staff’s comment, the Company has reviewed paragraph 10 of SFAS 5 and question 2 of SAB Topic 5:Y and respectfully notes that as of the filing of the 2006 Form 10-K, it did not believe that a reasonable possibility of additional material losses existed with respect to its environmental liabilities that had been asserted or were probable of assertion.

Exhibits 31.1 and 31.2

10.	We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.

OWENS CORNING

Rufus Decker

Accounting Branch Chief

August 24, 2007

Response:

In response to the Staff’s comment, the Company will remove the title of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) in future filings beginning with the Form 10-Q for the period ended September 30, 2007.

*****

As requested by the Commission, the Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments in connection with any of the foregoing, please contact me at 419-248-8681.

Very truly yours,

/s/ Ronald Ranallo
Ronald Ranallo
Vice President and Corporate Controller

OWENS CORNING